FORM 53-901.F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.        Reporting Issuer

DONNER MINERALS LTD.
1360 – 605 Robson Street
Vancouver, BC V6B 5J3

Item 2.        Date of Material Change

June 2, 2003.

Item 3.        Press Release

News release dated June 2, 2003 was issued in Vancouver, BC and disseminated through CCN Matthews.

Item 4.        Summary of Material Change

The Issuer announced that the interpretation of the deep penetrating airborne MegaTEM survey over the South Voisey Bay Project has now been completed, as more particularly described below.

Item 5.        Full Description of Material Change

The Issuer (‘Donner’) announced that further to the Issuer’s news release of April 24, 2003, the interpretation of the deep penetrating airborne MegaTEM survey over the South Voisey Bay Project has now been completed.

The survey has identified nine conductive trends which will now be subject to ground geophysical follow-up to select and accurately locate targets for diamond drilling.

In the North Gabbro area, on ground held by SVB Nickel Company Ltd. (‘SVBN’), Donner/Northern Abitibi, Donner/Commander and SVBN/Pallaum, there are six conductive trends that have been identified by the MegaTEM survey. The ground follow-up will consist of widely spaced AMT electromagnetic (‘EM’) ground geophysics to be followed by large loop EM surveys. The ground follow-up will be in the general area of the highest grades and nickel tenors intersected on the SVB Project to date.

Three conductive trends, on strike with known gabbros, have been identified by the MegaTEM survey in the South Gabbro area on ground held entirely by SVBN. Ground follow-up will consist of large loop EM surveys.

In addition, three conductive trends on the eastern portion of the SVBN property and one on the northern portion of the SVBN property, have been selected for follow-up in the field prior to a decision to carry out ground geophysics.

High priority anomalies will be selected for diamond drilling. The 2003 program is being carried out by Falconbridge Limited. Falconbridge can earn a 50% interest in the entire South Voisey Bay Project by spending $23 million on exploration over a five-year period. Falconbridge had spent approximately $2.3 million to the end of 2002 and is required to spend an additional $1.7 million in 2003 to maintain its option.

There are four ownership blocks in the South Voisey Bay Project: the wholly owned SVBN property; the Donner/Northern Abitibi joint venture property; the Donner/Commander joint venture property; and the SVBN/Pallaum Minerals joint venture property.

The ownership of SVBN is as follows: Donner Minerals Ltd. 76.69%; Cypress Development Corp. 11.36%; NDT Ventures Ltd. 6.55%; UC Resources Ltd. 5.40%. The Issuer has a 52% interest in the Donner/Northern Abitibi joint venture property and the Issuer has a 52% interest in the Donner/Commander joint venture property. SVBN has a 75% interest in the SVBN/Pallaum joint venture property.

Item 6.        Reliance on Section 85(2) of the Act

If the report is being filed on a confidential basis in reliance on Section 85(2) of the Act, state the reasons for such reliance.

N/A.

Item 7.        Omitted Information

N/A.

Item 8.        Senior Officers

HARVEY KEATS
PRESIDENT            Telephone: (604) 683-0564

Item 9.        Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 2 nd day of June, 2003.

DONNER MINERALS LTD.

Per:

"Harvey Keats"
Harvey Keats,
President